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                               October 6, 2020

       Gary Teplis
       President and Chief Executive Officer
       Altitude Acquisition Corp.
       400 Perimeter Center Terrace Suite 151
       Atlanta, Georgia 30346

                                                        Re: Altitude
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249071

       Dear Mr. Teplis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

       Registration Statement on Form S-1

       Management
       Officers, Directors and Director Nominees, page 107

   1.                                                   We note your revisions
in response to our prior comment 4 and reissue the
                                                        comment. Please revise
to identify the members currently serving on your board of
                                                        directors. In this
regard, we note that all of the individuals you have identified are director nominees who will serve
on your board of directors following the completion of your
                                                        offering. In addition,
please ensure that your registration statement is signed by a majority of the members of your
board of directors as required by Form S-1.
 Gary Teplis
Altitude Acquisition Corp.
October 6, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



                                                           Sincerely,
FirstName LastNameGary Teplis
                                                           Division of
Corporation Finance
Comapany NameAltitude Acquisition Corp.
                                                           Office of Energy &
Transportation
October 6, 2020 Page 2
cc:       Jessica Chen, Esq.
FirstName LastName